1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 10, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/09/10:	Chunghwa Telecom announced its operating results for August

99.2	Announcement on 2024/09/10:	August 2024 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2024

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom announced its operating results for August 2024

Date of events: 2024/09/10

Contents:

1.
Date of occurrence of the event: 2024/09/10
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for August 2024:

The Company’s revenue for August 2024 was approximately NT$18.36 billion, income from operations was approximately NT$3.83 billion, net income attributable to stockholders of the parent was approximately NT$3.06 billion, EBITDA was approximately NT$7.13 billion and earnings per share was NT$0.40.

The Company’s revenue for the eight months ended August 31, 2024, was approximately NT$145.19 billion, income from operations was approximately NT$31.42 billion, net income attributable to stockholders of the parent was approximately NT$25.20 billion, EBITDA was approximately NT$57.80 billion and earnings per share was NT$3.25.

6.
Countermeasures: None
7.
Any other matters that need to be specified: None

EXHIBIT 99.2

Chunghwa Telecom

September 10, 2024

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2024.

1) Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
Aug.	Net sales	18,355,881	17,636,472	(+)719,409	(+)4.08%
Jan.-Aug.	Net sales	145,186,486	142,831,447	(+)2,355,039	(+)1.65%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,078,114

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	70,086
	Fair Value	404
	The amount of unrealized gain(loss) recognized this year	-79

Settled Position	Total amount of contract	369,041
	The amount of realized gain(loss) recognized this year	14,466

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	17,070
	Fair Value	617
	The amount of unrealized gain(loss) recognized this year	660

Settled Position	Total amount of contract	276,058
	The amount of realized gain(loss) recognized this year	3,878

b Trading purpose : None